January 17, 2012
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:      Health Advance Inc.
Amendment No. 2 to Registration
Statement on Form S-1 Filed
January 3, 2012
File No. 333-177122

Dear Charles Lee:

We represent Health Advance, Inc. (“Health Advance” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 12, 2012 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 filed on January 3, 2012. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Item 11. Information with Respect to the Registrant, page 10

Description of Business, page 10

General, page 10

1.
We note your response to comment 2 in our letter dated December 20, 2011. Because you have deleted the lead-in sentence in response to our comment, please also delete the four bulleted items at the bottom of page 10.

Response: The Registration Statement on Form S-1/A has been revised on page ten to remove the four bulleted items requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operation, page 21

2.
Please revise your disclosure to remove the implication that you expect to achieve $130,000 in net revenue from the sale of traditional medical products by July 31, 2012, as such expectation does not appear to have a reasonable basis given that you had not generated any revenues from your inception to January 3, 2012. See Item 10(b)(1) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised to remove the implication that we expect to achieve $130,000 in net revenue from the sale of traditional medical products by July 31, 2012.

3.
We note that you revised the first paragraph on page 22 to indicate that you expect to achieve total sales of $500,000 within 24 months following your July 31, 2011 year-end. However, the remainder of this paragraph appears to indicate that you expect to generate $750,000 in revenue during this period, with $400,000 from your core four growth markets and $350,000 from your durable medical products business. Please revise this paragraph as necessary to consistently describe your projected future revenue.

Respond: The Registration Statement on Form S-1/A has been revised to correct the amount of revenue we expect to generate from our core four growth markets and our durable medical products business.

Results of Operations, page 23

4.
It appears that your operating expenses and loss from operations from inception (April 14, 2010) to October 31, 2011 should be $94,377 rather than $26,473. Similarly, it appears that your net loss should be $94,479 rather than $26,302. Please revise.

Response: The Registration Statement on Form S-1/A has been revised on page 23 to disclose the proper operating expenses and loss from operations incurred since inception to October 31, 2011.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/ Gregg E. Jaclin
Gregg E. Jaclin